AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2004
                                REGISTRATION NO.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                ABF Capital Corp.
                                -----------------
                 (Name of Small Business Issuer in its charter)

                                    Delaware
                                    --------
         (State or other jurisdiction of incorporation or organization)

                                  13-3160977
                                  ----------
                               (I. R. S. Employer
                              Identification No. )

                  2 Winthrop Lane, Scarsdale, New York, 10583
                  -------------------------------------------
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number (914) 725-5474
                                              --------------

                      Securities to be registered pursuant
                          to Section 12(b) of the Act.

                               Title of each class

                    Common Stock, par value $.0001 per share
                    ----------------------------------------

                    ----------------------------------------

                    Name of each exchange on which registered

                    ----------------------------------------

                    ----------------------------------------

                      Securities to be registered pursuant
                          to Section 12(g) of the Act.

    ------------------------------------------------------------------------
                                (Title of Class)

     -----------------------------------------------------------------------
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS. The information required by this item is contained under the sections "Summary of Certain Information," "Relationship Between CJR and ABF," "Plan of Operation," and "Business" of the Information Statement of ABF Capital Corp. ("ABF" or the "Company") being furnished to the stockholders of Crown Jewel Resources Inc. as of February 27, 2002, the date on which the shares of ABF were distributed as a dividend to the holders of Crown Jewel common stock, which is set forth as Exhibit 99 hereto (the "Information Statement"), and such sections are incorporated herein by reference.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. The information required by this section is contained under the section "Plan of Operations" of the Information Statement and such section is incorporated herein by reference.

ITEM 3. DESCRIPTION OF PROPERTY. The information required by this section is contained under the section "Business-Properties" of the Information Statement and such section is incorporated herein by reference.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. The information required by this section is contained under the section "Security Ownership of Certain Beneficial Owners and Management" of the Information Statement and such section is incorporated herein by reference.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. The information required by this section is contained under the sections "Management" and "Liability and Indemnification of Officers and Directors of ABF" of the Information Statement and such sections are incorporated herein by reference.

ITEM 6. EXECUTIVE COMPENSATION. The information required by this section is contained under the section "Management-Summary Compensation" of the Information Statement and such section is incorporated herein by reference.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. The information required by this section is contained under the section "Related Party Transactions" of the Information Statement and such section is incorporated herein by reference.

ITEM 8. DESCRIPTION OF SECURITIES. The information required by this section is contained under the section "Description of ABF's Capital Stock" of the Information Statement and such section is incorporated herein by reference.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS. The information required by this section is contained under the sections "Summary of Certain Information," "The Distribution," "Risk Factors," "Dividends," "Security Ownership of Certain Beneficial Owners and Management" and "Description of ABF's Capital Stock" of the Information Statement and such sections are incorporated herein by reference.

ITEM 2. LEGAL PROCEEDINGS. The information required by this section is contained under the section "Business-Legal Proceedings" of the Information Statement and such section is incorporated herein by reference.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE. Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company has not sold any of its securities within the past three years.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS. The information required by this section is contained under the section "Liability and Indemnification of Officers and Directors of ABF" of the Information Statement and such section is incorporated herein by reference.

                CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

         This Form 10-SB and the Information Statement of ABF Capital Corp. ("ABF") annexed hereto as Exhibit 99 may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. ABF intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding ABF's expected financial position and operating results, its business strategy, financing plans and the outcome of any contingencies are forward-looking statements. These statements can sometimes be identified by the use of forward-looking words such as "may," "believe," "plan," "will," "anticipate," "estimate," "expect," "intend" and other phrases of similar meaning. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Although management believes that its expectations that are expressed in these forward-looking statements are reasonable, it cannot promise that its expectations will turn out to be correct. ABF's actual results could be materially different from management's expectations.

         When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. ABF's forward-looking statements speak only as of the date made.

                                     PART FS

FINANCIAL STATEMENTS. The information required by this section is contained under the sections "Plan of Operation" and "Financial Statements" of the Information Statement and such Sections are incorporated herein by reference.

                                ABF CAPITAL CORP.

                          INDEX TO FINANCIAL STATEMENTS




                                                                        Page

Independent Auditors' Report                                            F-2

Balance Sheet as of December 31, 2003                                   F-3

Statements of Operations for the years ended
          December 31, 2003 and 2002                                    F-4

Statements of Changes in Stockholders' Equity for the
         years ended December 31, 2003 and 2002                         F-5

Statements of Cash Flows for the years ended
          December 31, 2003 and 2002                                    F-6

Notes to financial statements                                        F-7 - F-12

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
ABF Capital Corp.

         We have audited the accompanying balance sheet of ABF Capital Corp. as of December 31, 2003 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, the financial position of ABF Capital Corp. as of December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.


                                                   Sherb & Co., LLP
                                                   Certified Public Accountants

New York, New York
February 2, 2004

                                ABF CAPITAL CORP.

                                  BALANCE SHEET
                                 --------------

                                DECEMBER 31, 2003




                                     ASSETS

CURRENT ASSETS:
 Cash                                                          $        185,323
 Marketable securities                                                   43,975
 Loans receivable - related party                                       138,859
 Loans receivable - other                                                24,644
                                                               -----------------
          TOTAL CURRENT ASSETS                                          392,801

EQUIPMENT, less accumulated depreciation of $28,154                        -

INVESTMENT                                                               84,150
                                                                ----------------

                                                                 $       476,951
                                                                ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable and accrued expenses                          $           187
 Current portion of loan payable-auto                                     3,204
                                                                ----------------
          TOTAL CURRENT LIABILITIES                                       3,391
                                                                ----------------

STOCKHOLDERS' EQUITY:
 Common stock, $.0001 par value,
  authorized 20,000,000 shares: 1,222,632 issued
  and outstanding                                                           122
 Additional paid-in capital                                           3,277,600
 Accumulated deficit                                                 (2,779,648)
 Other comprehensive loss                                               (24,514)
                                                                ----------------
              TOTAL STOCKHOLDERS' EQUITY                                473,560
                                                                ----------------
                                                                 $       476,951
                                                                ================





                        See notes to financial statements

                                ABF CAPITAL CORP.

                            STATEMENTS OF OPERATIONS


                                                         Year Ended
                                                         December 31,
                                                --------------------------------
                                                    2003              2002
                                                --------------    --------------

REVENUES:
     Royalties                                  $      53,434     $     169,470
                                                --------------    --------------

EXPENSES:
     General and administrative                       116,534            70,805
     Depreciation                                        -                6,257
                                                --------------    --------------
                                                      116,534            77,062
                                                --------------    --------------

INCOME BEFORE OTHER INCOME (EXPENSES)                 (63,099)           92,408
                                                --------------    --------------

OTHER INCOME (EXPENSES):
     Dividend and interest income                      20,556            11,138
     Interest expense                                     (35)             (569)
     Gian (loss) on sale of marketable
      securities                                       19,028           (40,739)
                                                --------------    --------------
                                                       39,549           (30,170)
                                                --------------    --------------

NET INCOME                                            (23,551)           62,238

COMPREHENSIVE GAIN (LOSS)-Unrealized gain
 (loss) on investments                                (23,285)           41,993
                                                --------------    --------------

TOTAL COMPREHENSIVE INCOME (LOSS)               $     (46,836)    $     104,231
                                                ==============    ==============

NET INCOME PER SHARE - Basic and diluted        $       (0.04)    $        0.09
                                                ==============    ==============

WEIGHTED AVERAGE SHARES OUTSTANDING:
     Basic and diluted                              1,222,632         1,222,632
                                                ==============    ==============














                        See notes to financial statements

                                ABF CAPITAL CORP.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                       Common Stock           Additional                   Other
                                     ----------------------     Paid-In   Accumulated   Comprehensive    Stockholders'
                                       Shares       Amount      Capital     Deficit     Income (Loss)       Equity
                                     -----------  ---------  ------------ ------------ ----------------  --------------
BALANCE - December 31, 2000           1,222,632   $    122   $ 3,277,600  $(3,239,565) $       (36,844)  $       1,313
     Net income                            -          -             -         421,230             -            421,230
     Unrealized loss on investments        -          -             -            -              (6,378)         (6,378)
                                      ----------  ---------  ------------ ------------ ----------------  --------------

BALANCE - December 31, 2001           1,222,632        122     3,277,600   (2,818,335)         (43,222)        416,165
     Net income                            -          -             -          62,238             -             62,238
     Unrealized gain on investments        -          -             -            -              41,993          41,993
                                      ----------  ---------  ------------ ------------ ----------------  --------------
BALANCE - December 31, 2002           1,222,632        122     3,277,600   (2,756,097)          (1,229)        520,396
     Net income                            -          -             -         (23,551)            -            (23,551)
     Unrealized loss on investments        -          -             -            -             (23,285)        (23,285)
                                      ----------  ---------  ------------ ------------ ----------------  --------------
BALANCE - December 31, 2003           1,222,632   $    122   $ 3,277,600  $(2,779,648) $       (24,514)  $     473,560
                                      ==========  =========  ============ ============ ================  ==============







                       See notes to financial statements.
                                       F-5

                                ABF CAPITAL CORP.

                            STATEMENTS OF CASH FLOWS




                                                           Year Ended
                                                          December 31,
                                                --------------------------------
                                                         2003         2002
                                                --------------    --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                     $     (23,551)    $      62,238
 Adjustments to reconcile net income to
  net cash provided by (used in)operating
  activities:
 Depreciation                                            -                6,257
 Gain (loss) on sale of marketable securities         (19,028)           40,739

Changes in assets and liabilities:
 Royalties receivable                                    -               11,758
 Accounts payable and accrued expenses                     46           (24,624)
                                                --------------    --------------

NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES                                           (42,533)           96,368
                                                --------------    --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of investment                               (45,000)          (39,150)
 Purchase of marketable securities                   (160,467)          (25,513)
 Proceeds from sale of marketable securities          148,843             6,163
                                                --------------    --------------
NET CASH USED IN INVESTING ACTIVITIES                 (56,624)          (58,500)
                                                --------------    --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of loan payable                             (6,767)           (5,159)
 Loans receivable-related parties                     (29,429)         (107,724)
                                                --------------    --------------
NET CASH PROVIDED BY FINANCING ACTIVITIES             (36,196)         (112,883)
                                                --------------    --------------

NET INCREASE (DECREASE) IN CASH                      (135,353)          (75,015)

CASH AT BEGINNING OF YEAR                             320,676           395,691
                                                --------------    --------------

CASH AT END OF YEAR                             $     185,323     $     320,676
                                                ==============    ==============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION

Cash paid during the year for:

 Income taxes                                   $        -        $        -
                                                ==============    ==============
 Interest                                       $         (35)              569
                                                ==============    ==============





                       See notes to financial statements.

                                ABF CAPITAL CORP.
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


1. THE COMPANY

         The Company was formed for the purpose of engaging in oil and gas exploration, the acquisition and development of oil and gas properties, and the sale of oil and gas produced by these efforts. The Company has also organized, sold and operated as a General Partner in oil and gas limited partnerships. The Company discontinued all of its operations during 1985 and is currently collecting residual royalties derived from its former participation in such activities. The Company was a wholly-owned subsidiary of Crown Jewel Resources Corp. ("Crown") which was formerly known as ABF Energy Corp. prior to June 2000. Effective February 2002 Crown divested itself of its interest in ABF Capital Corp. ("ABF") by distributing one share of ABF common stock for every ten Crown shares outstanding as of that date.

2. SIGNIFICANT ACCOUNTING POLICIES

         A. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

B. Cash and Cash Equivalents - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

         C. Fair Value of Financial Instruments - The Company considers its financial instruments and obligations to approximate fair value due to their near-term due dates.

         D. Marketable Equity Securities - Marketable equity securities consist of investments in equity of publicly traded and non-public domestic companies and are stated at market value based on the most recently traded price of these securities at December 31, 2003. All marketable securities are classified as available for sale at December 31, 2003. Unrealized gains and losses, determined by the difference between historical purchase price and market value at each balance sheet date, are recorded as a component of Accumulated Other Comprehensive Income in Stockholders' Equity. Realized gains and losses are determined by the difference between historical purchase price and gross proceeds received when the marketable securities are sold.

         E. Revenue Recognition - Royalty income results primarily from court awarded judgments against former co-participants in certain oil and gas ventures. There is significant uncertainty for the Company to reasonably estimate the extent of royalty payments to be received accordingly, royalty income is recognized when received.

         F. Depreciation- Equipment consisting of a single vehicle is stated at cost. Depreciation is provided by the straight line method over three years, the estimated useful life of the asset.

         G. Income Taxes-The Company follows Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         H. Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consists principally of cash. The Company places its cash with high credit quality financial institutions

         I. Earnings Per Share-The Company follows Statement of Financial Accounting Standards No. 128, Earnings per Share - Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if diluted potential common stock had been converted to common stock as prescribed by SFAS No. 128.
         J. Reclassification of Prior Year Financial Statements -Certain items in the prior Year financial statements have been reclassified for comparability.

3. NEW ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board has recently issued several new accounting pronouncements:

         Statement No. 146, "Accounting for Exit or Disposal Activities" ("SFAS 146") addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities that are currently accounted for pursuant to the guidelines set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Cost Incurred in A Restructuring), cost related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated-nullifying the guidance under EITF 94-3. Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The adoption of SFAS 146 will not have a material impact on the Company's financial position, results of operations or liquidity.

         In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Statement 148 provides alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Statement 148's amendment of the transition and annual disclosure requirements of Statement's 123 are effective for fiscal years ending after December 15, 2002. Statement 148's amendment of the disclosure requirements of Opinion 28 is effective for interim periods beginning after December 15, 2002. The adoption of the disclosure provisions of Statement 148 as of December 31, 2002 did not have material impact on the Company's financial condition or results of operations.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this pronouncement does not have a material effect on the earnings or financial position of the Company.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

         In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact to the Company's ongoing results of operations, financial position and cash flows.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The changes are intended to result in a more complete depiction of an entity's liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. This Statement also requires that certain obligations that could be settled by issuance of an entity's equity but lack other characteristics of equity be reported as liabilities even though the obligation does not meet the definition of a liability. The requirements of SFAS 150 became effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption.

         The Company did not enter into or modify any financial instruments having characteristics of both liabilities and equity during June 2003. The Company has evaluated the impact of SFAS 150 to determine the effect it may have on its consolidated results of operations, financial position or cash flows and has concluded that the adoption of this statement is not expected to have a material affect on the Company's financial position or results of operations.

4.       INVESTMENT

         The Company has an investment in Series A preferred stock in a company of which its President is a shareholder. The preferred stock is convertible into 37,500 shares of the Company's common stock. The investment is carried at cost.

5. LOANS RECEIVABLE-RELATED PARTY

         Loans were made to an entity in which the President of the company is a shareholder. The loans which aggregates $138,859 at December 31, 2003 includes $17,509 interest at 10% per annum and are unsecured and payable on demand.

6. LOAN RECEIVABLE-OFFICER

         A loan was made by the Company to an officer which aggregated $45,000 at December 31, 2003. The loan principal of $45,000 was paid in full at December 31, 2003.

7. LOAN RECEIVABLE-OTHER

         The Company has two additional loans aggregating $20,367 and $4,277, respectively, which includes $1,367 and $77 of interest, respectively. The first loan bears interest at 8% per annum and is secured by common stock in a private company and is payable on December 31, 2004. The second loan bears interest at 4% per annum and is unsecured and payable on demand.

8. LOAN PAYABLE-AUTO

         The loan payable is collateralized by a vehicle, bears interest at the rate of 4.90% per annum and is payable in monthly installment of $521 through June 2004.

9. INCOME TAXES

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

         The differences between income taxes computed by applying the statutory federal income tax rate (35%) and income tax expense (benefit) in the financial statements are:

                                                               2003       2002
                                                           ---------- ----------
         Income tax expense (benefit) at 35%               $  (8,000) $  22,000
         State Income tax expense (benefit) net of
          federal benefit                                     (1,000)     3,000
         Increase in (utilization of) loss carryforward       (9,000)   (25,000)
                                                           ---------- ----------
                                                           $    -     $
                                                           ========== ==========


         Deferred income tax assets as of December 31, 2002 of $265,000 resulting from net operating losses, have been fully offset by valuation allowances. The valuation allowances have been established equal to the full amounts of the deferred tax assets, as the Company is not assured that it is more likely than not that these benefits will be realized.

        Net operating tax loss carryforwards at December 31, 2002 were approximately $762,000.

        These carryforwards are subject to limitations on annual utilization because there are "equity structure shifts" or "owner shifts" involving 5% stockholders (as these are defined in Section 382 of the Internal Revenue Code), which have resulted in a more than 50% change in ownership.

10. STOCKHOLDERS' EQUITY

        In February 2002 the Company declared a stock split of 1587.18 shares for each outstanding share of common stock, thereby increasing the outstanding shares from 1,000 to 1,587,180. The financial statements give retroactive effect to this transaction.

                                   PART III

ITEM 1. INDEX TO EXHIBITS.

2.1 Plan of Reorganization and Distribution Agreement dated February 12, 2002, between Crown Jewel Resources Inc. and ABF Capital Corp.
3.1      Certificate of Incorporation of the Company.
3.2      By-Laws of ABF Capital Corp.
4.1      Form of common stock certificate.*
99       Information Statement.

* To be supplied by amendment
ITEM 2. DESCRIPTION OF EXHIBITS.

 (a) Financial Statements see Index to Financial Statements on page F-1 of the Information Statement, which is incorporated herein by reference. (b) Exhibits See Exhibit Index.

Exhibit
 No.     Description

 2.1 Plan of Reorganization and Distribution Agreement dated February 12, 2002, between Crown Jewel Resources Inc. and ABF Capital Corp.

 3.1     Certificate of Incorporation of ABF Capital Corp., as amended.

 3.2     Bylaws of ABF Capital Corp.

 4.1     Form of common stock certificate.*

 99.1    Information Statement dated March 15, 2004.

 * To be supplied by amendment

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2004
                                                      ABF CAPITAL CORP.

                                             By: /s/ Adolph Weissman
                                                 -------------------------------
                                                     Adolph Weissman, President